UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

________________________

F&H ACQUISITION CORP.

NPSP ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

STEEL PARTNERS II, L.P.

(Names of Filing Persons—Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

______________________

351321104

(Cusip Number of Class of Securities)

________________________

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**
$144,793,813	$245

*

Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 9,193,258 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $15.75 (the purchase price per share offered by Offeror).

**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$15,248	Filing Party:	Newcastle Partners, L.P.
	Form or Registration No.:	SC TO-T	Date Filed:	January 6, 2006

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

Items 1 through 9, and Item 11.

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 6, 2006 by F&H Acquisition Corp., a Delaware corporation (“Parent”), NPSP Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, Newcastle Partners, L.P., a Texas limited partnership, and Steel Partners II, L.P., a Delaware limited partnership. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The price per Share to be paid pursuant to the Offer has been increased from $15.50 per Share to $15.75 per Share, net to the seller in cash, without interest. The full text of the press release issued by Parent on January 13, 2006, announcing the increase in the offer price is filed herewith as Exhibit (a)(5)(viii). All references in the Offer to Purchase, Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the offer price of $15.50 per Share are hereby amended and restated to refer to $15.75 per Share.

The Offer to Purchase is further amended as follows:

The phrase “$142.7 million” in response to the question “Do you have the financial resources to pay for the shares” in the Summary Term Sheet is hereby deleted and replaced with the phrase “$145.0 million”.

The following is hereby inserted at the end of the response to the question “What does the Board of Directors of Fox & Hound Restaurant Group think of the Offer” in the Summary Term Sheet:

“On January 6, 2006, Fox & Hound filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing (a) that Fox & Hound's Board of Directors (i) determined that that the Agreement and Plan of Merger entered into with an affiliate of LLCP and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders, (ii) authorized and approved such Agreement and Plan of Merger and related tender offer (the “LLCP Offer”), merger and other transactions contemplated by such Agreement and Plan of Merger, (iii) recommended that the Company’s stockholders accept the LLCP Offer and tender their shares of common stock of the Company to the offeror thereof pursuant to the LLCP Offer and (iv) recommended that, if necessary, the Company’s stockholders adopt the Agreement and Plan of Merger entered into with an affiliate of LLCP and approve the related merger and (b) that in light of the advertisement of Newcastle and Steel of a competing, all cash offer of $15.50 per share which appeared in the January 6, 2006 New York Times, after reasonable inquiry, to the best of the Company’s knowledge, the executive officers and directors of the Company have not yet decided whether they will tender shares of common stock of the Company held of record or beneficially owned by such persons to the offeror in the LLCP Offer.”

The phrase “$142.7 million” in the first sentence of Section 10 (“Source and Amount of Funds”) is hereby deleted and replaced with the phrase “$145.0 million”.

The phrase “$142.7 million” in the second sentence of Section 10 (“Source and Amount of Funds”) is hereby deleted and replaced with the phrase “$145.0 million.”

The following is hereby inserted at the end of Section 11 (“Background of the Offer”):

“On January 6, 2006, the Company filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing (a) that the Company's Board of Directors (i) determined that the Agreement and Plan of Merger entered into with an affiliate of LLCP and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders, (ii) authorized and approved such Agreement and Plan of Merger and related tender offer (the “LLCP Offer”), merger and other transactions contemplated by such Agreement and Plan of Merger, (iii) recommended that the Company’s stockholders accept the LLCP Offer and tender their shares of common stock of the Company to the offeror thereof pursuant to the LLCP Offer and (iv) recommended that, if necessary, the Company’s stockholders adopt the Agreement and Plan of Merger entered into with an affiliate of LLCP and approve the related merger and (b) that in light of the advertisement of Newcastle and Steel of a competing, all cash offer of $15.50 per share which appeared in the January 6, 2006 New York Times, after reasonable inquiry, to the best of the Company’s knowledge, the executive officers and directors of the Company have not yet decided whether they will tender shares of common stock of the Company held of record or beneficially owned by such persons to the offeror in the LLCP Offer.”

Item 10.	Financial Statements.

 Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated January 6, 2006.*

(a)(5)(i)	Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)	Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)	Text of disclosure made by Parent on Schedule TO, dated December 20, 2005*

(a)(5)(iv)	Text of news articles published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)	Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)	Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)	Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii)	Text of press release issued by Parent, dated January 13, 2006.
(b)	Not applicable.

(c)	Not applicable.

(d)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and NPSP Acquisition Corp., dated December 22, 2005.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2006

NEWCASTLE PARTNERS, L.P.

By:	Newcastle Capital Management, L.P. its General Partner
By:	Newcastle Capital Group, L.L.C. its General Partner

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Managing Member

STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C. General Partner

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Managing Member

F&H ACQUISITION CORP.

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	President and Chief Executive Officer

NPSP ACQUISITION CORP.

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal. *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii)	Form of summary advertisement, dated January 6, 2006. *

(a)(5)(i)	Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)	Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)	Text of disclosure made by Parent on Schedule TO, dated December 20, 2005*

(a)(5)(iv)	Text of news article published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)	Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)	Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)	Text of press release issued by Parent, dated January 6, 2006. *

(a)(5)(viii)	Text of press release issued by Parent, dated January 13, 2006.
(b)	Not applicable.

(c)	Not applicable.

(d)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and NPSP Acquisition Corp., dated December 22, 2005. *

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed